EXHIBIT 99.1
                                                                    ------------



                    COMPTON REPORTS 22% INCREASE IN RESERVES

FOR IMMEDIATE RELEASE                                              MARCH 1, 2005

CALGARY, ALBERTA - COMPTON PETROLEUM CORPORATION (TSX - CMT) is pleased to announce its reserves as at December 31, 2004.

Compton will be making a presentation to investors at an energy conference sponsored by FirstEnergy Capital Corp. in New York on March 2, 2005. In conjunction with this conference, Compton is reporting a summary of its recently completed petroleum and natural gas reserve evaluation, as at December 31, 2004.

Netherland Sewell & Associates Inc., independent reserve evaluators, have evaluated 100% of the Company's petroleum and natural gas reserves in accordance with National Instrument 51-101.

HIGHLIGHTS
---------------------------------------------------------------------------------------------------------
DECEMBER 31, (mmboe, except where noted)                              2004        2003       % INCREASE
---------------------------------------------------------------------------------------------------------
Total proved plus probable reserves                                    145         119              22%
Increase in total proved plus probable reserves                         26          15
Total proved reserves                                                   97          85              14%
Increase in total proved reserves                                       12           3
Reserve value:
       8%  DCF  (millions)                                          $1,477      $1,008              47%
       10% DCF (millions)                                           $1,304      $  892              46%
----------------------------------------------------------------------------------------------------------

RESERVE SUMMARY:  COMPANY INTEREST BEFORE ROYALTIES
----------------------------------------------------------------------------------------------------------
                           NATURAL      CRUDE OIL
RESERVES AT                  GAS         & NGLS        2004 TOTAL       % OF     2003 TOTAL (1)       %
DECEMBER 31,                (BCF)        (MBBLS)      (MBOE) (6:1)     PROVED     (MBOE) (6:1)    INCREASE
----------------------------------------------------------------------------------------------------------
PROVED
    Producing                 361         17,041         77,130          80%        66,806           15%
    Non-producing              32          1,471          6,792           7%         5,996           13%
    Undeveloped                52          4,245         12,883          13%        11,825            9%
---------------------------------------------------------------------------------------------------------
TOTAL PROVED                  445         22,757         96,805         100%        84,627           14%
Probable                      205         13,626         47,972                     34,136           41%
---------------------------------------------------------------------------------------------------------
TOTAL PROVED PLUS             650         36,383        144,777                    118,763           22%
PROBABLE
---------------------------------------------------------------------------------------------------------
BOE PER SHARE O/S                                          1.23                       1.02           21%
---------------------------------------------------------------------------------------------------------

NET PRESENT VALUE OF RESERVES
-----------------------------------------------------------------------------------------------------------
                                                           FUTURE NET REVENUE BEFORE INCOME TAXES (1)
                                                                     DISCOUNTED AT A RATE OF
                                                     ------------------------------------------------------
($000's)                                                      0%                8%                 10%
-----------------------------------------------------------------------------------------------------------
PROVED
    Producing                                            $ 1,645,719     $   828,185         $   748,371
    Non-producing                                            162,567          89,969              81,164
    Undeveloped                                              289,341         122,652             103,900
-----------------------------------------------------------------------------------------------------------
TOTAL PROVED                                             $ 2,097,627     $ 1,040,806         $   933,435
Probable                                                   1,002,855         435,897             370,710
-----------------------------------------------------------------------------------------------------------
TOTAL PROVED PLUS PROBABLE                               $ 3,100,482     $ 1,476,703         $ 1,304,145
-----------------------------------------------------------------------------------------------------------

(1) Price forecasts as of December 31, 2004 used in the above evaluations are an average of the forecasts of four major engineering firms in Calgary, Alberta at as December 31, 2004.


2004 YEAR END FINANCIAL RESULTS AND CONFERENCE CALL

Compton will release its financial year end results on Monday, March 21, 2005 after market close. Finding and development costs and reserve reconciliations will be provided together with audited year end results as at that date. Information relating to a subsequent conference call, including dial-in information, will be included in the March 21st news release.

Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development and production of natural gas, natural gas liquids and crude oil in the Western Canadian Sedimentary Basin. The Company's common shares are listed and traded on the Toronto Stock Exchange ("TSX") under the symbol "CMT" and is included in both the TSX 300 Composite Index and the TSX Mid-Cap Index.

For further information contact Compton Petroleum Corporation, E.G. Sapieha, President & CEO, N.G. Knecht, VP Finance & CFO, or C.M. King, Manager, Investor Relations. Telephone: (403) 237-9400, Fax (403) 237-9410.

Website: www.comptonpetroleum.com       Email: investorinfo@comptonpetroleum.com